Exhibit 99.2

RELIEF THERAPEUTICS Holding SA

Condensed Consolidated Interim Financial Statements

for the half-year ended June 30, 2024

CONSOLIDATED INTERIM BALANCE SHEET

(unaudited)

in CHF thousands	Notes	June 30, 2024	December 31, 2023
ASSETS
Intangible assets	6	53,393	54,414
Right-of-use assets	7	2,363	2,570
Property and equipment		338	397
Other non-current assets		116	116
Deferred tax assets	22	—	589

Non-current assets		56,210	58,086
Inventories	8	374	557
Trade receivables		964	1,171
Other current assets	9	2,645	2,020
Cash and cash equivalents		10,728	14,556

Current assets		14,711	18,304

Total assets		70,921	76,390

EQUITY AND LIABILITIES
Share capital	10	1,404	56,163
Reserves		270,799	220,330
Treasury shares		(150)	(6,001)
Accumulated losses		(222,786)	(218,264)

Equity		49,267	52,228

Non-current lease liabilities	7	2,019	2,086
Non-current borrowings		—	9
Defined benefit obligations	11	1,072	1,589
Provisions	12	6,465	6,203
Deferred tax liabilities		7,335	7,366

Non-current liabilities		16,891	17,253
Current lease liabilities	7	386	524
Current borrowings		12	337
Trade payables		1,291	1,025
Financial liabilities due to related parties	13	—	1,355
Provisions	12	—	235
Other current payables and liabilities	14	3,074	3,433

Current liabilities		4,763	6,909

Total equity and liabilities		70,921	76,390

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS

(unaudited)

		Six-month period ended June 30,
in CHF thousands	Notes	2024	2023
Revenue	5	5,581	3,023
Other gains	15	73	66

Total income		5,654	3,089
Raw materials and consumables expenses	16	(1,562)	(779)
External selling and distribution expenses	16	(398)	(1,442)
External research and development expenses	17	(733)	(933)
Personnel expenses	18	(3,484)	(6,259)
Other administrative expenses	19	(2,017)	(3,462)

EBITDA		(2,540)	(9,786)
Change in fair value of contingent consideration	12	—	3,962
Impairment expense	6	—	(55,824)
Amortization and depreciation expense	20	(1,438)	(1,704)

Operating result		(3,978)	(63,352)
Financial income	21	200	—
Financial expense	21	(219)	(790)

Net loss before taxes		(3,997)	(64,142)
Income taxes	22	(560)	7,643

Net loss for the period		(4,557)	(56,499)
OTHER COMPREHENSIVE INCOME
Remeasurement of defined benefit obligations		35	—

Items that will not be reclassified to profit or loss		35	—
Currency translation differences		(32)	415

Items that may be reclassified to profit or loss		(32)	415

Other comprehensive income for the period, net of tax		3	415

Total comprehensive loss for the period		(4,554)	(56,084)

EARNINGS PER SHARE
Basic and diluted loss per share (in CHF)	23	(0.363)	(5.098)

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOW

(unaudited)

		Six-month period ended June 30,
in CHF thousands	Notes	2024	2023
Net loss for the period		(4,557)	(56,499)
Adjustments:
Income tax	22	560	(7,643)
Amortization and depreciation expense	20	1,438	1,704
Impairment of intangible assets		—	55,734
Impairment of receivables and inventories		—	98
Reversal of impairment		(7)	—
Gain from fair value adjustments on contingent liabilities		—	(3,962)
Finance expenses, net	21	56	535
Change in defined benefit obligations	11	(483)	—
Share-based payment expense		225	511
Changes in working capital:
Decrease/(Increase) in inventories		183	(223)
Decrease/(Increase) in trade receivables		214	301
Decrease/(Increase) in other assets		(626)	(312)
(Decrease)/Increase in trade payables		266	577
(Decrease)/Increase in provisions		(79)	(136)
(Decrease)/Increase in other payables and liabilities		(356)	(1,151)

Cash flow used in operating activities		(3,166)	(10,466)

Payments for property, plant and equipment		—	(369)
Payments for intangible assets	6	(86)	—
Proceeds from acquisition price adjustment of intangible assets		—	149
Interest received	21	79	—

Cash flow from (used in) investing activities		(7)	(220)

Proceeds from capital increases		—	4,992
Sale of treasury shares		—	17
Equity transaction costs		—	(487)
Repayment of lease liabilities		(271)	(344)
Repayment of borrowings		(345)	(4)

Cash flow from (used in) financing activities		(616)	4,174

Net decrease in cash and cash equivalents		(3,789)	(6,512)
Cash and cash equivalents at beginning of period		14,556	19,237
Exchange difference on cash and cash equivalents		(39)	67
Cash and cash equivalents at end of period		10,728	12,792

The accompanying notes form an integral part of these consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(unaudited)

in CHF thousands	Share capital	Treasury shares	Reserves	Accumulated loss	Total equity
Balance at January 1, 2023	56,163	(12,108)	220,961	(119,599)	145,417
Result for the period	—	—	—	(56,499)	(56,499)
Other comprehensive income for the period	—	—	415	—	415

Total comprehensive result for the period	—	—	415	(56,499)	(56,084)

Direct Share Placement program	—	12	5	—	17
Private placement	—	4,800	195	—	4,995
Withdrawal of fractional shares	—	(12)	(10)	—	(22)
Capital increase transaction costs	—	—	(487)	—	(487)
Exercise of options	—	19	—	—	19
Share-based compensation cost	—	—	511	—	511

Balance at June 30, 2023	56,163	(7,289)	221,590	(176,098)	94,366

Balance at January 1, 2024	56,163	(6,001)	220,330	(218,264)	52,228
Result for the period	—	—	—	(4,557)	(4,557)
Other comprehensive income for the period	—	—	(32)	35	3

Total comprehensive result for the period	—	—	(32)	(4,522)	(4,554)

Nominal value reduction (note 10)	(54,759)	5,851	48,908	—	—
Share-based compensation cost	—	—	225	—	225
Issuance of warrants (note 13)	—	—	1,368	—	1,368

Balance at June 30, 2024	1,404	(150)	270,799	(222,786)	49,267

The accompanying notes form an integral part of these consolidated interim financial statements.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. General information

RELIEF THERAPEUTICS Holding SA (“Relief”, the “Company” or the “Group”) is a Swiss stock corporation domiciled at 15 Avenue de Sécheron, 1202 Geneva, Switzerland. The Company’s shares are listed on the SIX Swiss Exchange (ticker: RLF) and quoted in the U.S. on OTCQB (tickers: RLFTF, RLFTY).

The Group focuses on the identification, development and commercialization of novel, patent protected products intended for the treatment of dermatological, metabolic, and pulmonary rare diseases with a portfolio of clinical and marketed products that serve unmet patient needs.

In March 2021, Relief signed a collaboration and license agreement with Acer Therapeutics, Inc. (“Acer”) for the worldwide development and commercialization of ACER-001 (OLPRUVA®) for the treatment of urea cycle disorders (“UCDs”) and maple syrup urine disease (“MSUD”). In December 2022, the FDA approved OLPRUVA for the treatment of UCDs in the U.S. In August 2023, Relief and Acer terminated the March 2021 collaboration and license agreement and entered into a new exclusive license agreement for the development and commercialization of OLPRUVA for the treatment of UCDs, MSUD, and other potential indications. Under the terms of the new agreement, Acer retains development and commercialization rights worldwide, excluding Europe where Relief retains these rights. Relief was entitled to receive from Acer a 10% continuing royalty on net sales of OLPRUVA in the Acer territory (worldwide, excluding Europe), and 20% of any value received by Acer from licensing or divestment transactions relating to OLPRUVA, up to a cumulative amount of USD 45 million (CHF 40.4 million). In August 2024 (post-reporting period), Relief sold its royalty entitlement to SWK, subject to certain terms and conditions (note 26).

In June 2021, Relief acquired APR Applied Pharma Research SA (“APR”), a privately held Swiss pharmaceutical company specialized in formulating, developing, and commercializing known molecules designed with proprietary drug delivery systems for niche and specialty diseases. The acquisition transformed the Company into a fully integrated commercial-stage biopharmaceutical group. The acquisition further diversified Relief’s pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe, and strengthened internal research and development capabilities. The same year, Relief acquired AdVita Lifescience GmbH (“AdVita”). The acquisition strengthened the Group’s expertise and intellectual property rights around the inhaled formulation and delivery of Aviptadil.

The Group maintained an internal marketing and sales infrastructure in Switzerland, the U.S., Italy, and Germany, dedicated to the direct commercialization of PKU GOLIKE®. For the commercialization of its other commercially available products, as well as PKU GOLIKE outside of these key markets, the Group entered into licensing or distribution agreements with third parties. In December 2023, the Group initiated a progressive transition from its direct marketing and sales infrastructure to a partnership-based model for PKU GOLIKE.

These unaudited condensed consolidated interim financial statements were approved for publication by the Company’s Board of Directors on August 29, 2024.

2. New and revised International Financial Reporting Standards (IFRS)

There were no new standards or amendments to existing standards that have a significant impact on the Group’s accounting policies and these interim financial statements.

3. Summary of significant accounting policies

3.1 Basis of preparation

These condensed consolidated interim financial statements were prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB). They do not include all disclosures that would otherwise be required in a complete set of financial statements and should therefore be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2023. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments at fair value and are presented in Swiss francs (CHF). All values are rounded to the nearest thousand (TCHF), except when otherwise indicated.

3.2 Significant accounting policies

The accounting policies used in the preparation and presentation of the condensed interim consolidated financial statements are consistent with those applied for the Group’s annual consolidated financial statements for the year ended December 31, 2023.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

3.3 Interim measurement note

The business is not subject to any seasonality. Expenses largely depend on the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

4. Summary of critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The critical judgments in applying accounting policies and the key sources of estimation uncertainty are consistent with those used in the consolidated financial statements for the year ended December 31, 2023, with the following amendments:

License and Supply Agreement with Eton Pharmaceuticals, Inc.

On March 21, 2024, the Company entered into a License and Supply Agreement (“LSA”) granting Eton Pharmaceuticals, Inc. (“Eton”) the exclusive rights to commercialize the GOLIKE family of products in the United States. Under the terms of the agreement, the Company received an upfront payment of USD 2.2 million (CHF 2.0 million) and is eligible to receive up to USD 2.0 million (CHF 1.8 million) in additional sales milestones, as well as variable mid-teens royalties on net sales.

Revenue from this transaction is recognized in accordance with IFRS 15, based on the substance of the agreement. Management has applied its judgment to determine performance obligations, transaction prices, and the completion of performance obligations over time. The following distinct performance obligations were identified in the Eton LSA: (i) delivery of an exclusive license for the commercialization of existing GOLIKE products, (ii) delivery of an exclusive license for the commercialization of certain GOLIKE product line extensions under development, and (iii) commitment to manufacture and supply the GOLIKE products for a specified duration.

The transaction price was allocated based on the estimated stand-alone selling price of each performance obligation. Of the CHF 2.0 million non-refundable upfront payment received from Eton, CHF 1.6 million was allocated to the first performance obligation and recognized as revenue upon execution of the LSA, as the license constitutes functional intellectual property transferred on that date. The remaining CHF 0.4 million was allocated to the second performance obligation and will be recognized as revenue upon completion of development. The allocation of the transaction proceeds was estimated based on a discounted cash flow approach, considering several factors, including estimated sales, manufacturing costs, development timelines, and probabilities of success.

In accordance with the sales-based royalties exception, royalties and milestone payments are recognized when the corresponding sales occur, to the extent the Company is entitled to such revenue. Revenue derived from manufacturing and supply is recognized upon delivery of products, as control of the products transfers at that point.

For the six-month period ended June 30, 2024, the Company recognized CHF 1.6 million as license revenue under the Eton LSA, in addition to accrued royalties and product sales for supply to Eton. As of June 30, 2024, CHF 0.4 million was recorded as deferred income on the consolidated balance sheet for the performance obligations that were not yet completed.

Issuance of warrants to GEM

As described in note 13, the Company extinguished an outstanding liability of TCHF 1,368 by issuing warrants to purchase the Company’s ordinary shares at a predetermined price. The issuance of the warrants has been accounted for as consideration paid for the extinguishment of the liability. The fair value of the warrants, determined using the Black-Scholes valuation model, closely approximated the carrying amount of the liability. Consequently, no gain or loss was recognized on the extinguishment of the liability. The fair value of the warrants issued was credited to equity.

Going concern

These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business.

As of August 30, 2024, the Group had cash and cash equivalents of CHF 15.1 million. Based on financial projections and available cash, the Group is expected to have sufficient resources to fund operations for at least the next twelve months.

Since its inception, the Group has primarily relied on external financing to fund its cash needs and has experienced recurring losses. The Group may continue to generate operating losses in the foreseeable future. The Group’s long-term viability depends on its ability to raise additional capital or to generate positive cash flows to support its operations. The Group may never achieve sustainable profitability and is exposed to all the risks inherent in establishing a business. Management intends to continue to explore options to obtain additional funding. However, there can be no assurance that capital will be available in sufficient amounts or on acceptable terms. If Relief is unable to obtain the required funding, it will be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects or result in the Group’s inability to continue operations.

5. Segment information

5.1 Information on revenue

The disaggregation of the Group’s revenue is presented in the following table:

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Revenue streams
Royalties	832	812
Product sales	2,668	2,042
Licensing fees	1,675	—
Revenue from research and development services	406	169

Total revenue	5,581	3,023

Geographical area
Switzerland	730	237
Europe (excluding Switzerland)	1,544	1,319
North America	2,541	735
Rest of the world	766	732

Total revenue	5,581	3,023

Timing of revenue recognition
Point in time	5,581	3,023
Over time	—	—

Total revenue	5,581	3,023

Effective March 21, 2024, Relief ceased direct commercialization of PKU GOLIKE in the United States and began generating revenue from supplying PKU GOLIKE to Eton and receiving sales royalties. As detailed in note 4, the Company recognized licensing income of TCHF 1,553 in the current reporting period.

5.2 Geographical location of non-current assets

TCHF	June 30, 2024	December 31, 2023
Switzerland	55,998	57,189
Rest of the world	96	193

Total non-current assets *	56,094	57,382

*	Without financial assets and deferred tax assets

6. Intangible assets

TCHF	Technologies, patents and trademarks	Licenses	In-process research and development	Goodwill	Total
Historical cost
January 1, 2023	39,531	13,729	132,709	8,658	194,627

Acquisition price adjustment	—	—	(188)	—	(188)
Divestment	—	(9,747)	—	(455)	(10,202)
December 31, 2023	39,531	3,982	132,521	8,203	184,237

Addition	86	—	—	—	86
June 30, 2024	39,617	3,982	132,521	8,203	184,323

Accumulated amortization and impairment
January 1, 2023	(29,543)	—	(529)	(1,640)	(31,712)

Amortization	(1,930)	(752)	—	—	(2,682)
Impairment	—	—	(89,878)	(6,017)	(95,895)
Divestment	—	466	—	—	466
December 31, 2023	(31,473)	(286)	(90,407)	(7,657)	(129,823)

Amortization	(965)	(142)	—	—	(1,107)
June 30, 2024	(32,438)	(428)	(90,407)	(7,657)	(130,930)

Carrying amount per class
December 31, 2023	8,058	3,696	42,114	546	54,414
June 30, 2024	7,179	3,554	42,114	546	53,393

Carrying amount per asset
PKU Golike	4,263	—	—	—	4,263
Diclofenac	2,916	—	—	360	3,276
ACER-001	—	3,554	—	186	3,740
RLF-100	—	—	17,130	—	17,130
RLF-TD011	—	—	24,858	—	24,858
RLF-OD032	—	—	126	—	126
June 30, 2024	7,179	3,554	42,114	546	53,393

PKU Golike	4,344	—	—	—	4,344
Diclofenac	3,714	—	—	360	4,074
ACER-001	—	3,696	—	186	3,882
RLF-100	—	—	17,130	—	17,130
RLF-TD011	—	—	24,858	—	24,858
RLF-OD032	—	—	126	—	126
December 31, 2023	8,058	3,696	42,114	546	54,414

Impairment test

Intangible assets with finite lives are amortized over their useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Intangible assets with indefinite useful lives are not amortized but are tested for impairment either individually or at the cash-generating unit level. The Group generally tests its intangible assets for impairment at the end of the year, or more frequently if events or changes in circumstances indicate that intangible assets may be impaired. As of June 30, 2024, the Group did not identify significant changes that would indicate the carrying value of its intangible assets and goodwill might exceed their respective carrying amounts. Consequently, no impairment test was conducted.

The completion of the development of in-process research and development assets is subject to the availability of capital, which is uncertain as discussed in note 4. If the Group is unable to secure sufficient capital, it will be forced to delay or abandon certain development activities, which could lead to a material impairment of the affected assets.

7. Leases

7.1 Right-of-use assets

TCHF	Building	Equipment	Total
Historical cost
January 1, 2023	2,529	686	3,215

Addition	86	468	554
Disposal	(89)	(46)	(135)
Foreign exchange difference	(6)	(2)	(8)
December 31, 2023	2,520	1,106	3,626

Addition	—	136	136
Disposal	(98)	(81)	(179)
Foreign exchange difference	13	1	14
June 30, 2024	2,435	1,162	3,597

Accumulated depreciation
January 1, 2023	(436)	(137)	(573)

Depreciation	(285)	(252)	(537)
Disposal	41	11	52
Foreign exchange difference	1	1	2
December 31, 2023	(679)	(377)	(1,056)

Depreciation	(131)	(142)	(273)
Disposal	54	45	99
Foreign exchange difference	(4)	—	(4)
June 30, 2024	(760)	(474)	(1,234)

Carrying amount
December 31, 2023	1,841	729	2,570
June 30, 2024	1,675	688	2,363

7.2 Maturity of lease liabilities

TCHF	June 30, 2024	December 31, 2023
< 1 year	386	524
1-5 years	1,891	1,824
> 5 years	128	262

Total	2,405	2,610

7.3 Amounts recognized in profit or loss

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Lease expense for short-term and low value leases	28	25
Depreciation expense on right-of-use assets (note 20)	273	220
Interest expense on lease liabilities (note 21)	22	13

8. Inventories

TCHF	June 30, 2024	December 31, 2023
Raw material	2,942	2,728
Finished goods	140	656

Gross inventories	3,082	3,384
Valuation allowance	(2,708)	(2,827)

Total	374	557

9. Other current assets

TCHF	June 30, 2024	December 31, 2023
Other receivables	1,081	972
Accrued revenue	724	501
Prepaid expenses	668	345
VAT receivable	133	168
Deposits	4	9
Other	35	25

Total	2,645	2,020

10. Share capital

10.1 Issued share capital

As of June 30, 2024, and December 31, 2023, the share capital consisted of 14,040,837 issued, fully paid shares, including 1,500,398 shares in treasury. In the six-month period ended June 30, 2024, the Company reduced the nominal value of its share capital from CHF 4.00 to CHF 0.10 per share. The reduction proceeds, amounting to TCHF 54,759, were allocated to the share premium reserve.

10.2 Capital band

As of June 30, 2024, the Board of Directors was authorized, at any time until 25 April 2029, to increase the share capital by the issuance of up to 7,000,000 ordinary shares with a nominal value of CHF 0.10, under the terms and conditions set forth in Article 3ater of Relief’s Articles of Association.

10.3 Conditional share capital

The conditional share capital of the Company as of June 30, 2024, was TCHF 700, consisting of 7,000,000 shares with a par value of CHF 0.10 each, of which 1,000,000 shares to be used for stock options and 6,000,000 shares for grant of option rights in connection with bonds, notes or similar financial instruments issued by the Company.

10.4 Outstanding options and warrants

As of June 30, 2024, the Company had 403,242 outstanding stock options under its stock option plans and 4,850,000 outstanding warrants. Of these warrants, 1,500,000 represent the unexercised portion of warrants issued in a private placement in June 2023, with an exercise price of CHF 3.40 per share and exercisable until June 21, 2028. The remaining 3,350,000 warrants were issued in February 2024, as described in note 13. Each option and warrant entitle the holder to acquire one share at a predetermined price, subject to certain vesting conditions where applicable.

11. Defined benefit obligations

TCHF	June 30, 2024	December 31, 2023
Present value of pension benefit obligation	3,953	4,517
Fair value of pension plan assets	(3,171)	(3,532)

Net pension defined benefit obligation	782	985
Present value of other benefit obligations	290	604

Total defined benefit obligations	1,072	1,589

11.1 Defined benefit plan

The actuarial valuation of plan assets and the present value of the defined benefit obligation was conducted as of December 31, 2023. During the six-month period ended June 30, 2024, the Group significantly reduced the number of employees covered by the defined benefit plans. Consequently, a curtailment was recognized, resulting in a reduction of the net defined benefit obligation to TCHF 782 from TCHF 985 as of December 31, 2023.

The gain from the reduction in the present value of the net defined benefit obligation due to the curtailment, amounting to TCHF 169, has been recognized in the consolidated statement of loss under ‘Personnel expenses’ as past service cost (note 18).

11.2 Other employee benefits

The obligations for other employee benefits mainly consist of end of service indemnities, which do not have the character of pensions, and are classified as a defined benefit plan in accordance with IAS 19.

12. Provisions

TCHF	Contingent consideration (i)	Legal and regulatory (ii)	Other (iii)	Total
Balance at December 31, 2023	6,203	—	235	6,438
Unwinding of discount on provisions	155	—	—	155
Variation due to assumption adjustment	—	—	—	—
Foreign exchange difference	107	—	—	107
Utilization	—	—	(216)	(216)
Unused amounts reversed	—	—	(19)	(19)

Balance at June 30, 2024	6,465	—	—	6,465

(i) Contingent consideration for business acquisitions

As of June 30, 2024, the Group recognized provisions of TCHF 6,465 for contingent payments that may become due to the former shareholders of APR and AdVita upon completion of pre-agreed milestones.

(ii) Legal and regulatory proceedings

In the ordinary course of business, the Group is subject to potential liabilities arising from litigations and other disputes. As of June 30, 2024, there was no litigation considered to have a reasonably possible or probable impact that could result in a material loss to the Group.

(iii) Other

As of December 31, 2023, the Group had constituted provisions totaling TCHF 235 for remaining termination costs anticipated in connection with the transition from a direct marketing and sales infrastructure to a partnership-based model. As of June 30, 2024, the Group did not expect any additional material costs related to this transition.

13. Financial liabilities due to related parties

In January 2021, the Company signed a financing agreement with its largest shareholder, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (“GEM”), for the implementation of a share subscription facility (the “SSF”) in the amount of up to CHF 50 million until January 20, 2024. The Company agreed to pay GEM a commitment fee (the “Fee”) of TCHF 1,250 plus accrued interest. The Fee was payable on demand and bore interest at 1% above the base rate of Barclays Bank plc. As the obligation to pay the Fee arose with the execution of the agreement, the Company recorded it in full as a liability on the signature date. The corresponding expense was recognized as financial expense (note 21) over the SSF commitment period of three years ended January 20, 2024.

In February 2024, the Company renewed the SSF agreement with GEM for an additional three-year period ending January 20, 2027. As part of the renewal agreement, GEM agreed to forgive an outstanding liability of TCHF 1,368, constituted by the Fee and accrued interests as of the renewal date. In consideration of GEM’s capital commitment and this debt waiver, Relief issued GEM warrants to purchase up to 3,350,000 ordinary shares at a price of CHF 1.70 per share, exercisable from the issuance date, and expiring on January 20, 2027.

As of June 30, 2024, the Company had not drawn on the SSF.

14. Other current payables and liabilities

TCHF	June 30, 2024	December 31, 2023
Accrued expenses	1,587	1,736
Personnel-related accruals and payables	857	1,049
Deferred revenue	426	114
Other current liabilities	204	534

Total	3,074	3,433

15. Other gains

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Income from sublease agreements	51	50
Other	22	16

Total other gains	73	66

16. Cost of sales

Expenses incurred with third parties in relation to the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with research and development services provided to customers, are classified in ‘raw materials and consumables expenses’. Expenses incurred with third parties in relation to advertising, marketing, sales promotion, shipping, distribution and commission on sales, are classified as ‘external selling and distribution expenses’.

The increase in ‘raw materials and consumables expenses’ correlates with the increase in revenue from product sales and contract services. A change in the product mix, with a lower proportion of sales stemming from higher-margin products, increased the ratio of raw materials and consumables expenses over product sales and contract services revenue.

External selling and distribution expenses decreased mainly due to scaled-back marketing activities for PKU GOLIKE following the Company’s decision to transition its commercial business model.

17. External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, and product manufacturing expenses in relation to research and development programs.

During the six-month period ended June 30, 2024, external research and development expenses primarily consisted of costs associated with the clinical and drug product development of RLF-OD032 and RLF-TD011.

18. Personnel expenses

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Salaries and social security expense	3,579	5,735
Share-based payment expense	225	511
Past service cost for pension obligations	(169)	—
Service cost for other benefit obligations	(151)	13

Total personnel expenses	3,484	6,259

During the six-month period ended June 30, 2024, the Company scaled back its commercial operations, which included a phased reduction in its sales and marketing workforce. Additionally, the Company undertook further reductions in its management and administrative personnel. As of June 30, 2024, Relief employed 36 full-time equivalents, a decrease from 49 full-time equivalents as of December 31, 2023.

These measures have resulted in a significant decrease in personnel expenses and a reduction in post-employment benefit obligations (note 11). The full financial impact of these reductions is expected to be realized in the second half of 2024.

19. Other administrative expenses

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Professional services	1,059	1,947
Other administrative expenses	958	1,515

Total other administrative expenses	2,017	3,462

The decrease in administrative expenses is primarily attributable to the Company’s efforts to streamline its expense base and the completion of certain non-recurring corporate projects from the comparative period.

20. Amortization and depreciation expense

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Amortization of intangible assets (note 6)	1,107	1,456
Depreciation of rights-of-use assets (note 7)	273	220
Depreciation of property and equipment	58	28

Total amortization and depreciation expense	1,438	1,704

21. Financial income and expense

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Interest income on cash deposits	79	—
Interest income on deferred payments	43	—
Foreign exchange gain, net	78	—

Total financial income	200	—

Unwinding of discount on provisions (note 12)	155	171
SSF commitment fee (note 13)	23	207
Interest expense related to leases	22	13
Bank charges	6	17
Foreign exchange loss, net	—	323
Other financial expenses	13	59

Total financial expense	219	790

22. Income taxes

TCHF	01.01.-30.06.2024	01.01.-30.06.2023
Current tax expense for the year	—	—
Deferred tax income recognized in the year	29	7,643
Write-down of deferred tax assets	(589)	—

Net income tax (expense)/gain	(560)	7,643

In the current reporting period, income tax expenses primarily resulted from the write-down of deferred tax assets related to a foreign subsidiary. The winding down of this subsidiary’s operations was part of the Group’s strategic shift in its commercial activities.

In the six-month period ended June 30, 2023, the Company recognized an income tax gain primarily related to the amortization and impairment of intangible assets, which resulted in a corresponding reduction in the temporary difference between the carrying amount of these assets and their tax base.

23. Earnings per share

	01.01.-30.06.2024	01.01.-30.06.2023
Loss attributable to shareholders (in TCHF)	(4,557)	(56,499)
Weighted average number of shares	12,540,439	11,082,004

Total basic and diluted loss per share (in CHF)	(0.363)	(5.098)

Basic and diluted results per share are calculated by dividing the net result attributable to the shareholders of the Group’s parent company by the weighted average of shares outstanding during the period.

Neither outstanding options and warrants nor effects from the contingent liabilities payable in shares have been considered in the diluted loss calculation as their effect is anti-dilutive.

24. Related party transactions

24.1 Related party transactions

During the six-month period ended June 30, 2024, the Company did not engage in any related party transactions, except for compensation provided to its management and the renewal of its SSF agreement with GEM (note 13).

24.2 Related party balances

As of June 30, 2024, the Company had no outstanding balances payable to or receivable from related parties.

25. Contingent liabilities

25.1 Business combinations with APR and AdVita

The acquisition agreements for APR and AdVita provide for remaining contingent payment obligations in the aggregate maximum amounts of CHF 28 million and EUR 10 million (CHF 9.6 million), respectively, payable upon achievement of pre-agreed objectives. As of June 30, 2024, a provision totaling CHF 6.5 million (December 31, 2023: CHF 6.2 million) was recognized to account for the probability-weighted present value at the balance sheet date of these possible future payments (note 12).

25.2 Acquisition of RLF-OD032

Pursuant to the agreement concluded with Meta Healthcare Ltd. for the acquisition of RLF-OD032 in July 2022, Relief may issue additional payments of approximately TCHF 250 contingent on pre-specified development milestones. Relief committed to paying Meta Healthcare Ltd. royalties on possible future net commercialization profit from RLF-OD032 of a low double-digit percentage.

25.3 License agreement with Acer

Pursuant to the license agreement concluded with Acer in August 2023, Relief shall pay Acer a variable, continuing royalty up to a maximum of 10% of potential future net sales of OLPRUVA® in Europe and 20% of any value received by Relief from sublicensing transactions relating to OLPRUVA®.

25.4 Settlement agreement with NRx Pharmaceuticals

Pursuant to the settlement and asset purchase agreements concluded with NRx Pharmaceuticals, Inc. (“NRx”) in November 2022, Relief committed to paying NRx up to USD 13 million (CHF 11.7 million) in aggregate as milestone payments upon marketing approval of an Aviptadil product. Additionally, Relief has agreed to pay single-digit percentage royalties on potential future sales of an Aviptadil product, up to a maximum of USD 30 million (CHF 27.0 million) in aggregate.

26. Events after the reporting period

Sale of royalty interests to SWK

On August 2, 2024, the Company entered into a definitive agreement with SWK Funding LLC (“SWK”) for the sale of royalty interests in OLPRUVA®, GOLIKE® and CAMBIA®. Relief received USD 5.75 million (CHF 5 million) from SWK and may receive an additional USD 5.25 million (CHF 4.6 million) contingent on the achievement of near-term milestones.

Under the terms of the agreement, SWK acquired all future OLPRUVA royalties from Relief’s August 2023 agreement with Acer and all future royalties and milestone payments from the March 2024 license agreement with Eton. SWK will return to Relief 80% of OLPRUVA royalties exceeding USD 2.25 million annually and all royalties exceeding USD 4.5 million. For GOLIKE, SWK will return 80% of GOLIKE royalties exceeding USD 1.32 million annually and all royalties exceeding USD 1.98 million. Additionally, SWK acquired all future royalties from CAMBIA, which represented CHF 0.17 million in net royalty income in the six-month period ended June 30, 2024.

The agreement will terminate, and all royalties will revert to Relief once SWK has received 2.75 times its invested capital.

There were no other material events after the balance sheet date that would require adjustment to these consolidated financial statements or disclosure under this heading.